SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16


                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF NOVEMBER, 2003


                                ECI TELECOM LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                 30 HASIVIM STREET O PETAH TIKVA 49133 O ISRAEL

                    (ADDRESS OF PRINCIPAL CORPORATE OFFICES)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F [X]                      Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

         Yes [ ]                            No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached  hereto  and  incorporated   herein  by  reference  are  the  following
documents:

1.       Registrant's  Press  Release  dated  November  6, 2003,  entitled  "ECI
         TELECOM  REPORTS  SEQUENTIAL   INCREASE  IN  THIRD  QUARTER  REVENUES",
         attached as Exhibit 1 hereto.

2. Registrant's Interim Consolidated Financial Statements (Unaudited) as at September 30, 2003, attached as Exhibit 2 hereto.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ECI TELECOM LTD.
                                             (Registrant)


                                             By:    /s/ Martin Ossad
                                                    ----------------------------
                                             Name:  Martin Ossad
                                             Title: Corporate Vice President and
                                                    General Counsel



Dated:  November 26, 2003

[LOGO OF ECI TELECOM]

                     ECI TELECOM REPORTS SEQUENTIAL INCREASE

                            IN THIRD QUARTER REVENUES
--------------------------------------------------------------------------------

PETAH TIKVA, ISRAEL, NOVEMBER 6, 2003, ECI Telecom Ltd. (Nasdaq: ECIL) today announced consolidated results of operations for the third quarter and nine months ended September 30, 2003.

THIRD QUARTER RESULTS

Revenues for the third quarter of 2003 rose to $105 million compared to $102 million in the second quarter of 2003 and $147 million in the third quarter of 2002. Gross profit increased to $40.0 million (38.3% of revenues) compared to gross profit of $37.3 million (36.7% of revenues), in the second quarter and $52.4 million (35.6%) in the third quarter of 2002. The operating loss for the third quarter of 2003 was $19.1 million compared to $34.3 million in the second quarter and an operating loss of $42.0 million in the third quarter of 2002. The net loss for the third quarter of 2003 was $14.7 million, or $0.14 per share, compared to $35.0 million, or $0.32 per share for the second quarter and a net loss of $89.1 million, or $0.83 per share in the third quarter of 2002.

Third quarter 2003 results include $2 million of special charges associated with the integration of Lightscape and Enavis into the Optical Networks Division. Of ECI's net loss, ECtel accounted for $6.8 million (representing ECI's 58% interest in the losses of ECtel). Excluding the special charge, and the impact of ECtel, ECI's net loss for the third quarter of 2003 was down to $5.8 million.

During the quarter, the Company continued to generate positive cash flow from operations as it has for the previous nine quarters. At the end of the third quarter, cash, cash equivalents, short-term investments and long term investments and deposits in marketable securities totaled $250 million.

Revenues of the OPTICAL NETWORKS DIVISION increased 19% sequentially to $47.0 million from $39.6 million in the second quarter of 2003 and compared to $57.5 million in the third quarter of last year. The operating loss was $6.8 million compared to an operating loss of $15.5 million in the second quarter and an operating loss of $13.2 million in the third quarter of last year. Sales in China were particularly strong. After the close of the quarter, ECI announced that the Israel Ministry of Defense has selected the XDM platform for deployment in the Israel Defense Force's (IDF) optical communications network. Under the terms of the deal, several hundred XDM systems will be deployed to create a new optical backbone for the IDF's strategic transmission network. The deal is worth several tens of millions of dollars over three years.

The BROADBAND ACCESS DIVISION recorded revenues of $40.3 million compared to $44.6 million in the second quarter of 2003 and $49.6 million in the third quarter of 2002. As a result, operating income declined to $2.3 million, compared to $4.2 million in the second quarter of 2003 and $0.6 million in the third quarter of 2002. During the quarter, ECI was chosen to provide advanced DSL services to over 800,000 subscribers in a country in the Asia Pacific region. The award covers the ongoing roll-out of the broadband access network of a major incumbent operator. Also during the quarter, the Company launched the Hi-FOCuS(TM) 4, its next-generation multi-service-access-gateway platform.
Hi-FOCuS(TM) 4 sets new records in almost every capacity category. Its architecture enables the deployment of both point-to-point and point-to-multi-point (PON) fiber-based networks with various FTTx (Fiber To The curb, home or premises) implementations. The platform has received strong positive reviews from industry analysts.

Commenting on the results, Doron Inbar, President and CEO said, "After a period of essentially declining revenues, we are pleased to record a sequential increase in quarterly revenues. The increase reflects strong growth in our Optical Networks Division, which more than offset the expected decline in the Broadband Access Division as discussed last quarter. These results reflect the somewhat improving conditions that we are beginning to see in our markets and which, if continuing, give us grounds for increased confidence.

 "The Optical Networks Division saw a clear pick-up in activity and orders during the quarter. Revenues increased 19% sequentially and reflect significantly increased demand, especially in China and the former Soviet Union.

"We are proud of winning the major broadband access order in APAC. This was a highly competitive and closely watched situation and the award is an important strategic win for us, demonstrating our strong competitive position and cost structure. In Europe, we continue to see strong interest in all of our broadband access products. We are also pleased with the current levels of profitability in this division.

"At this point, we feel that the restructuring efforts of the last few years are essentially behind us. We have focused our business, built market share and very competitive product lines, strengthened our balance sheet and rebuilt our organization. We are now focused on growth, which we intend to achieve by continuing to improve our competitive position, by forming strategic relationships and by pursuing new business opportunities. The market remains challenging but we are encouraged by the sequential growth in revenues, our improved gross margins and reduced net loss.
We believe we now have healthy foundations for future growth."

OTHER BUSINESSES

ECTEL (NASDAQ: ECTX), in which ECI holds a 58% stake, reported revenues of $10 million in the third quarter, flat with the second quarter of 2003 and compared to $24 million in the third quarter of 2002. Its net loss was $11.5 million compared to a net loss of $13.8 million in the second quarter and a net profit of $4.5 million in the third quarter of 2002.

Sales to VERAZ NETWORKS totaled $6.5 million, flat with the $6.5 million recorded in the second quarter of 2003. ECI holds 43% of privately-held Veraz. ECI manufactures and sells DCME (Digital Circuit Multiplication Equipment) and Voice over IP products to Veraz for resale. During the third quarter Veraz announced that Central Telegraph, one of the largest telecommunication companies in the Moscow region, selected Veraz Networks' solution for deployment in its VoIP network and that Transcom, a provider of domestic and international converged IP communications services, has standardized on Veraz's VoIP solution for its network expansion.

RESULTS FOR THE FIRST NINE MONTHS, 2003

For the first nine months of 2003, revenues were $325 million compared to $497 million for the first nine months of 2002. Gross profit was $126.0 million compared to $184.0 million for the first nine months of last year. The operating loss was $59.0 million, compared to a loss of $49.8 million for the same period last year. The net loss was $57.5 million, or $0.53 per share, compared to a net loss of $148.7 million, or $1.42 per share, for the first nine months of last year.

ECI expects revenues in the fourth quarter of 2003 to be flat to slightly higher than those of the third. The Company expects an increase in Broadband Access Division sales in Q4 and flat to slightly increased sales in the Optical Networks Division.

A conference call to discuss ECI Telecom's results will take place today, Thursday, November 6 at 8:30am EST (3:30pm Israel).

To access the conference call, please dial one of the following numbers:
US:(888) 428-4478, International:  (651) 291-0900, Israel: 1800-9370052.

A replay option will be available after the conference call, from 12:00 pm EST on November 6, 2003, through November 13, 2003, at 11:59pm EST.

Replay numbers:
US: (800)-475-6701, Int. +320-365-3844. Access code for both: 703351.

A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com.

ABOUT ECI TELECOM

ECI Telecom provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, actual revenues earned from announced contracts, the general deterioration of the global economy and slowdown in expenditures by telecommunications service providers, our substantial net losses and possibility of future net losses, rapid technological change in our markets, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, potential inability to raise additional funds, if needed, on favorable terms, risks associated with international sales, fluctuations in the results of our subsidiary ECtel, risks relating to our intellectual property, integration of recently combined operations, substantial outstanding line of credit and related loan to one of our customers and its affiliate, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, , as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2002 and other filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:

Israel: Daniel Chertoff +(972)-3-926-6255 email: daniel.chertoff@ecitele.com Kim Kelly: +(972)-3-926-6092 email: kim.kelly@ecitele.com

                                    TABLE - 2
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                    GAAP REPORTED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                                September 30,       June 30,       December 31,
                                                                     2003            2003             2002
                                                                 ----------       ----------       ----------
ASSETS
Current Assets
Cash and cash equivalents                                           173,307          211,428          356,649
Short-term investments                                               41,270           16,806            6,840
Trade Receivables                                                   158,882          175,597          207,315
Other receivables and prepaid expenses                               30,544           30,133           28,543
Net balance of discontinued operations                                   --               --           20,648
Recoverable costs and estimated
 earnings, not yet billed                                            15,009           15,794           13,690
Inventories                                                         122,152          137,788          149,747
                                                                 ----------       ----------       ----------
Total current assets                                                541,164          587,546          783,432
                                                                 ----------       ----------       ----------

                                                                 ----------       ----------       ----------
Long-term receivables                                               116,454          117,496          131,779
                                                                 ----------       ----------       ----------
Investments                                                          38,387           37,510           42,985
                                                                 ----------       ----------       ----------
Long-term investments in deposits and marketable securities          35,220            6,760              394
                                                                 ----------       ----------       ----------
Property, plant and equipment - net                                 128,321          129,136          138,587
                                                                 ----------       ----------       ----------
Software development costs, net                                      17,158           17,962           20,082
                                                                 ----------       ----------       ----------
Other assets                                                         20,210           24,285           37,840
                                                                 ----------       ----------       ----------

                                                                 ----------       ----------       ----------
TOTAL ASSETS                                                        896,914          920,695        1,155,099
                                                                 ==========       ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term bank loans and current maturities                         22,500           15,000          230,012
Trade payables                                                       46,492           41,576           41,221
Other payables and accrued liabilities                              120,747          126,176          133,826
Net balance of discontinued operations                                   --              220           12,148
                                                                 ----------       ----------       ----------
Total current liabilities                                           189,739          182,972          417,207
                                                                 ----------       ----------       ----------

Long-term liabilities
Bank loans                                                           37,500           45,000               --
Other liabilities                                                     6,125            8,243            8,379
Liability for employee severance benefits - net                      27,846           28,897           26,357
                                                                 ----------       ----------       ----------
Total long-term liabilities                                          71,471           82,140           34,736
                                                                 ----------       ----------       ----------

Minority Interest                                                    44,111           48,481           56,756
                                                                 ----------       ----------       ----------
Shareholders' equity
Share capital                                                         6,160            6,160            6,152
Capital surplus                                                     661,507          660,261          658,425
Accumulated other
 comprehensive loss                                                  (2,280)            (176)          (1,832)
Retained earnings                                                   (73,794)         (59,143)         (16,345)
                                                                 ----------       ----------       ----------
                                                                    591,593          607,102          646,400
                                                                 ----------       ----------       ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          896,914          920,695        1,155,099
                                                                 ==========       ==========       ==========

                                    TABLE - 1
                                ECI TELECOM LTD.
                                       AND
                                  SUBSIDIARIES
                 GAAP REPORTED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share figures)

                                                        Three Months Ended               Nine Months Ended     Three Months Ended
                                                           September 30,                   September 30,             June 30,
                                                    -------------------------       -------------------------  ------------------
                                                       2003            2002           2003             2002            2003
                                                    ---------       ---------       ---------       ---------       ---------
Revenues                                            $ 104,563       $ 147,460       $ 324,846       $ 497,008       $ 101,612
Cost of revenues                                       64,557          95,012         198,893         313,047          64,319
                                                    ---------       ---------       ---------       ---------       ---------
Gross profit                                           40,006          52,448         125,953         183,961          37,293
Research and development costs, net                    20,503          20,017          57,944          69,515          17,969
Selling and marketing expenses                         23,232          26,841          67,551          85,502          22,526
General and administrative expenses                    12,980          13,124          38,138          43,431          12,979
Provision for a specific doubtful account                  --          34,000           6,600          34,000           6,600
Amortization of intangible                                270             440           1,503           1,320             441
assets
Impairment of assets                                       --              --           6,686              --           6,686
Restructuring expenses                                  2,091              --           6,532              --           4,441
                                                    ---------       ---------       ---------       ---------       ---------
Operating loss                                        (19,070)        (41,974)        (59,001)        (49,807)        (34,349)
Financial income (expenses),                              582           1,112            (717)          5,179            (858)
net
Other income (expenses), net                              126         (21,387)         (4,875)        (12,605)         (4,767)
Loss from continuing operations
before taxes on income                                (18,362)        (62,249)        (64,593)        (57,233)        (39,974)
Taxes on income                                          (427)         (1,997)         (1,516)         (8,659)           (492)
                                                    ---------       ---------       ---------       ---------       ---------
Loss from continuing operations
after taxes on income                                 (18,789)        (64,246)        (66,109)        (65,892)        (40,466)
Company's equity in results of
investee companies - net                                 (280)           (470)         (1,627)         (1,926)           (286)
Minority interest in results of
subsidiaries - net                                      4,417          (1,852)         12,810          (5,204)          6,164
                                                    ---------       ---------       ---------       ---------       ---------
Loss from continuing operations                       (14,652)        (66,568)        (54,926)        (73,022)        (34,588)

loss on discontinued operations, including
impairment of related goodwill,net of tax                  --         (22,566)         (2,524)        (75,098)           (404)
Cumulative effect of an accounting change, net             --              --              --            (550)             --
                                                    ---------       ---------       ---------       ---------       ---------
Net Loss                                              (14,652)        (89,134)        (57,450)       (148,670)        (34,992)
                                                    =========       =========       =========       =========       =========

Basic and diluted loss per share
Continuing operations                               $   (0.14)      $   (0.62)      $   (0.51)      $   (0.70)      $   (0.32)
Discontinued operations                                    --       $   (0.21)      $   (0.02)      $   (0.71)      $   (0.00)
Cumulative effect of an accounting change                  --              --              --       $   (0.01)             --
                                                    ---------       ---------       ---------       ---------       ---------
                                                    $   (0.14)      $   (0.83)      $   (0.53)      $   (1.42)      $   (0.32)
                                                    =========       =========       =========       =========       =========

Weighted average number of shares
outstanding used to compute basic and diluted
loss per share - in thousands                         107,943         107,145         107,775         104,892         107,792
                                                    ---------       ---------       ---------       ---------       ---------

                                                                       EXHIBIT 2


                                ECI TELECOM LTD.
                              INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                                (UNAUDITED) AS AT
                               SEPTEMBER 30, 2003

                                                                ECI Telecom Ltd.

CONSOLIDATED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2003
--------------------------------------------------------------------------------


CONTENTS


                                                                            PAGE


Consolidated Balance Sheets                                                    2


Consolidated Statements of Income                                              4


Consolidated Statements of Comprehensive Income                                6


Consolidated Statements of Changes in Shareholders' Equity                     7


Consolidated Statements of Cash Flows                                         10


Condensed Notes to the Interim Consolidated Financial Statements              14

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                            SEPTEMBER 30      SEPTEMBER 30        DECEMBER 31
                                                                                    2003              2002               2002
                                                                          --------------    --------------     --------------
                                                                             (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                                                          --------------    --------------     --------------
                                                                          $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                          --------------    --------------     --------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                       173,307            326,195           356,649
Short-term investments                                                           41,270             28,535             6,840
Receivables:
 Trade                                                                          158,882            225,769           207,315
 Other                                                                           26,174             17,365            24,194
Prepaid expenses                                                                  4,370              5,151             4,349
Recoverable costs and estimated earnings, not yet billed                         15,009             10,890            13,690
Inventories                                                                     122,152            167,730           149,747
Assets - discontinued operations                                                      -             25,900            20,648
                                                                          --------------    --------------     --------------
TOTAL CURRENT ASSETS                                                            541,164            807,535           783,432
                                                                          --------------    --------------     --------------
LONG-TERM RECEIVABLES AND RELATED DEPOSITS, NET                                 116,454            136,491           132,173
                                                                          --------------    --------------     --------------
LONG-TERM INVESTMENTS IN DEPOSITS AND
 MARKETABLE SECURITIES                                                           35,220                  -                  -
                                                                          --------------    --------------     --------------
INVESTMENTS                                                                      38,387             17,587            42,985
                                                                          --------------    --------------     --------------
PROPERTY, PLANT AND EQUIPMENT
Cost                                                                            285,328            281,245           278,159
Less - Accumulated depreciation                                                 157,007            129,407           139,572
                                                                          --------------    --------------     --------------
                                                                                128,321            151,838           138,587
                                                                          --------------    --------------     --------------
SOFTWARE DEVELOPMENT COSTS, NET                                                  17,158             22,404            20,082
                                                                          --------------    --------------     --------------
GOODWILL AND OTHER INTANGIBLE ASSETS                                             13,257             21,607            21,045
                                                                          --------------    --------------     --------------
OTHER ASSETS                                                                      6,953             30,018            16,795
                                                                          --------------    --------------     --------------

/s/ Doron Inbar
--------------------------------------------------
Doron Inbar
President, Chief Executive Officer

/s/ Giora Bitan
--------------------------------------------------
Giora Bitan
Executive Vice President, Chief Financial Officer


Petah Tikva, November 5, 2003

                                                                          --------------    --------------     --------------
TOTAL ASSETS                                                                    896,914         1,187,480          1,155,099
                                                                          ==============    ==============     ==============

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                                            SEPTEMBER 30      SEPTEMBER 30        DECEMBER 31
                                                                    2003              2002               2002
                                                          --------------    --------------     --------------
                                                             (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                                          --------------    --------------     --------------
                                                          $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                          --------------    --------------     --------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans and current maturities
 of long-term debt                                               22,500           243,355            230,012
Trade payables                                                   46,492            37,506             41,221
Other payables and accrued liabilities                          120,747           141,639            133,826
Liabilities - discontinued operations                                --            17,400             12,148
                                                          --------------    --------------     --------------
TOTAL CURRENT LIABILITIES                                       189,739           439,900            417,207
                                                          --------------    --------------     --------------
LONG-TERM LIABILITIES
Banks loans                                                      37,500                --                 --
Other liabilities                                                 6,125            10,842              8,379
Liability for employee severance benefits, net                   27,846            26,589             26,357
                                                          --------------    --------------     --------------
TOTAL LONG-TERM LIABILITIES                                      71,471            37,431             34,736
                                                          --------------    --------------     --------------
TOTAL LIABILITIES                                               261,210           477,331            451,943
                                                          --------------    --------------     --------------
MINORITY INTEREST                                                44,111            55,813             56,756
                                                          --------------    --------------     --------------
SHAREHOLDERS' EQUITY
Share capital                                                     6,160             6,148              6,152
Capital surplus                                                 661,508          *658,047            658,425
Accumulated other comprehensive loss                             (2,280)             (529)            (1,832)
Retained deficit                                                (73,795)          *(9,330)           (16,345)
                                                          --------------    --------------     --------------

TOTAL SHAREHOLDERS' EQUITY                                      591,593           654,336            646,400
                                                          --------------    --------------     --------------


                                                          --------------    --------------     --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      896,914         1,187,480          1,155,099
                                                          ==============    ==============     ==============

(*)  Reclassified.

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                              NINE MONTHS ENDED                  THREE MONTHS ENDED                YEAR ENDED
                                     ---------------------------------    --------------------------------     --------------
                                       SEPTEMBER 30       SEPTEMBER 30      SEPTEMBER 30      SEPTEMBER 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                     --------------     --------------    --------------    --------------     --------------
Revenues                                   324,846            497,008           104,563           147,460            646,211
Cost of revenues                           198,893            313,047            64,557            95,012            395,231
                                     --------------     --------------    --------------    --------------     --------------
GROSS PROFIT                               125,953            183,961            40,006            52,448            250,980
Research and development
 costs, net                                 57,944             69,515            20,503            20,017             93,097
Selling and marketing                       67,551             85,502            23,232            26,841            115,241
 expenses
General and administrative
 expenses                                   44,738             77,431            12,980            47,124             92,056
Amortization of acquisition-
 related intangible assets                   1,503              1,320               270               440              1,760
 long-term receivables
Impairment of assets                         6,686                 --                --                --              1,525
Restructuring expenses                       6,532                 --             2,091                --                 --
                                     --------------     --------------    --------------    --------------     --------------
OPERATING LOSS                             (59,001)           (49,807)          (19,070)          (41,974)           (52,699)
Financial expenses                          (6,066)           (16,038)           (1,146)           (5,484)           (18,375)
Financial income                             5,349             21,217             1,728             6,596             24,564
Other income (expenses), net                (4,875)           (12,605)              126           (21,387)           (13,297)
                                     --------------     --------------    --------------    --------------     --------------
LOSS FROM CONTINUING
 OPERATIONS BEFORE TAXES ON
 INCOME                                    (64,593)           (57,233)          (18,362)          (62,249)           (59,807)
Taxes on income                             (1,516)            (8,659)             (427)           (1,997)            (8,812)
                                     --------------     --------------    --------------    --------------     --------------
LOSS FROM CONTINUING
 OPERATIONS AFTER TAXES ON
 INCOME                                    (66,109)           (65,892)          (18,789)          (64,246)           (68,619)
Company's equity in results of
 investee companies-- net                   (1,627)            (1,926)             (280)             (470)            (3,055)
Minority interest in results of
 subsidiaries-- net                         12,810             (5,204)            4,417            (1,852)            (6,045)
                                     --------------     --------------    --------------    --------------     --------------
LOSS FROM CONTINUING
 OPERATIONS                                (54,926)           (73,022)          (14,652)          (66,568)           (77,719)
Cumulative effect of an
accounting
 change, net                                    --               (550)               --                --               (550)
Loss on discontinued
 operations, net                            (2,524)           (75,098)               --           (22,566)           (77,416)
                                     --------------     --------------    --------------    --------------     --------------
LOSS FOR THE PERIOD                        (57,450)          (148,670)          (14,652)          (89,134)          (155,685)
                                     ==============     ==============    ==============    ==============     ==============

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                              NINE MONTHS ENDED                   THREE MONTHS ENDED               YEAR ENDED
                                     ---------------------------------    --------------------------------     --------------
                                       SEPTEMBER 30       SEPTEMBER 30      SEPTEMBER 30      SEPTEMBER 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                     --------------     --------------    --------------    --------------     --------------
LOSS PER SHARE

Basic and diluted loss per share:

Continuing operations                        (0.51)             (0.70)            (0.14)            (0.62)             (0.74)
Cumulative effect of an
 accounting change, net                          --             (0.01)                --               --              (0.01)
Discontinued operations                      (0.02)             (0.71)                --            (0.21)             (0.73)
                                     --------------     --------------    --------------    --------------     --------------
Net loss per share                           (0.53)             (1.42)            (0.14)            (0.83)             (1.48)
                                     ==============     ==============    ==============    ==============     ==============
Weighted average number
 of shares outstanding used
 to compute basic earnings
 per share - in thousands                  107,775            104,892           107,943           107,145            105,512
                                     ==============     ==============    ==============    ==============     ==============

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

                                              NINE MONTHS ENDED                   THREE MONTHS ENDED               YEAR ENDED
                                     ---------------------------------    --------------------------------     --------------
                                       SEPTEMBER 30       SEPTEMBER 30      SEPTEMBER 30      SEPTEMBER 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                     --------------     --------------    --------------    --------------     --------------
Loss for the period                        (57,450)          (148,670)          (14,652)          (89,134)          (155,685)

Other comprehensive loss:

Unrealized losses from
 changes in the fair value
 of financial instruments                     (448)            (2,078)           (2,104)               (6)            (3,632)

Unrealized holding loss on
 available for sale
 securities arising during
 the period, net                                --               (251)               --              (120)                --
                                     --------------     --------------    --------------    --------------     --------------
Total other comprehensive
 loss                                         (448)            (2,329)           (2,104)             (126)            (3,632)

Comprehensive loss                         (57,898)          (150,999)          (16,756)          (89,260)          (159,317)
                                     ==============     ==============    ==============    ==============     ==============

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                           ACCUMULATED
                                       NUMBER                                     OTHER    RETAINED                        TOTAL
                                           OF        SHARE      CAPITAL   COMPREHENSIVE    EARNINGS      TREASURY  SHAREHOLDERS'
                                       SHARES      CAPITAL      SURPLUS   INCOME (LOSS)   (DEFICIT)         STOCK         EQUITY
                                  -----------  -----------  -----------   -----------   -----------   -----------   -----------
                                                             $ IN THOUSANDS EXCEPT SHARE AMOUNTS
                                  ---------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2003
  (AUDITED)                       107,512,612        6,152      658,425        (1,832)      (16,345)           --       646,400
                                  -----------  -----------  -----------   -----------   -----------   -----------   -----------
Unaudited

Net loss for the nine months
  ended September 30, 2003                 --           --           --            --       (57,450)           --       (57,450)
Share issuance to employees           424,633            8          647            --            --            --           655
Employee stock options exercised
   and paid, net                       18,125           --           57            --            --            --            57
Amortization of deferred
  compensation expenses                    --           --        2,379            --            --            --         2,379
Net unrealized gain on financial
   instruments                             --           --           --          (448)           --            --          (448)
                                  -----------  -----------  -----------   -----------   -----------   -----------   -----------
BALANCE AT SEPTEMBER 30, 2003     107,955,370        6,160      661,508        (2,280)      (73,795)           --       591,593
                                  ===========  ===========  ===========   ===========   ===========   ===========   ===========

BALANCE AT JANUARY 1, 2002
  (AUDITED)                        93,573,549        5,873      656,614         1,800       173,567       (82,998)      754,856

Unaudited

Net loss for the nine months
  ended September 30, 2002                 --           --           --            --      (148,670)           --      (148,670)
Share issuance, net                13,160,000          263          *--            --     *(34,227)        82,998        49,034
Share issuance to employees           570,870           12        1,542            --            --            --         1,554
Net unrealized loss on available
  for sale securities                      --           --           --          (251)           --            --          (251)
Amortization of deferred
  compensation expenses                    --           --         (109)           --            --            --          (109)
Net unrealized loss on financial
   instruments                             --           --           --        (2,078)           --            --        (2,078)
                                  -----------  -----------  -----------   -----------   -----------   -----------   -----------
BALANCE AT SEPTEMBER 30, 2002     107,304,419        6,148      658,047          (529)       (9,330)           --       654,336
                                  ===========  ===========  ===========   ===========   ===========   ===========   ===========

*    Reclassified

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                                                           ACCUMULATED
                                       NUMBER                                     OTHER    RETAINED                        TOTAL
                                           OF        SHARE      CAPITAL   COMPREHENSIVE    EARNINGS      TREASURY  SHAREHOLDERS'
                                       SHARES      CAPITAL      SURPLUS   INCOME (LOSS)   (DEFICIT)         STOCK         EQUITY
                                  -----------  -----------  -----------   -----------   -----------   -----------   -----------
                                                             $ IN THOUSANDS EXCEPT SHARE AMOUNTS
                                  ---------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 2003
  (UNAUDITED)                     107,937,245        6,160      660,261         (176)      (59,143)           --      607,102

Unaudited

Net loss for the three months
  ended September 30, 2003                 --           --           --           --       (14,652)           --      (14,652)
Employee stock options exercised
  and paid, net                        18,125           --           57           --            --            --           57
Amortization of deferred
  compensation expenses                    --           --        1,190           --            --            --        1,190
Net unrealized loss on financial
  instruments                              --           --           --       (2,104)           --            --       (2,104)
                                  -----------  -----------  -----------  -----------   -----------   -----------  -----------
BALANCE AT SEPTEMBER 30, 2003
  (UNAUDITED)                     107,955,370        6,160      661,508       (2,280)      (73,795)           --      591,593
                                  ===========  ===========  ===========  ===========   ===========   ===========  ===========

BALANCE AT JULY 1, 2002
  (UNAUDITED)                     107,068,201        6,144      657,499         (403)       79,804            --      743,044

Unaudited

Net loss for the three months
  ended September 30, 2002                 --           --           --           --       (89,134)           --      (89,134)
Net unrealized loss on available
  for sale securities                      --           --           --         (120)           --            --         (120)
Amortization of deferred
  compensation expenses                    --           --           56           --            --            --           56
Share issuance to employees           236,218            4          492           --            --            --          496
Net unrealized loss on financial
  instruments                              --           --           --           (6)           --            --           (6)
                                  -----------  -----------  -----------  -----------   -----------   -----------  -----------
BALANCE AT SEPTEMBER 30, 2002
  (UNAUDITED)                     107,304,419        6,148      658,047         (529)       (9,330)           --      654,336
                                  ===========  ===========  ===========  ===========   ===========   ===========  ===========

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

$ IN THOUSANDS EXCEPT SHARE AMOUNTS

                                                                           ACCUMULATED
                                       NUMBER                                     OTHER    RETAINED                        TOTAL
                                           OF        SHARE      CAPITAL   COMPREHENSIVE    EARNINGS      TREASURY  SHAREHOLDERS'
                                       SHARES      CAPITAL      SURPLUS   INCOME (LOSS)   (DEFICIT)         STOCK         EQUITY
                                  -----------  -----------  -----------   -----------   -----------   -----------   -----------
BALANCE AT JANUARY 1, 2002         93,573,549        5,873      656,614        1,800       173,567       (82,998)     754,856

CHANGES DURING 2002
Net loss for the year ended
  December 31, 2002                        --           --           --           --      (155,685)           --     (155,685)
Share issuance, net                13,160,000          263           --           --       (34,227)       82,998       49,034
Share issuance to employees and
  others                              779,063           16        1,960           --            --            --        1,976
Amortization of deferred
  compensation expenses                    --           --         (149)          --            --            --         (149)
Net unrealized loss on financial
  instruments                              --           --           --       (3,632)           --            --       (3,632)
                                  -----------  -----------  -----------  -----------   -----------   -----------  -----------
Balance at December 31, 2002      107,512,612        6,152      658,425       (1,832)      (16,345)           --      646,400
                                  ===========  ===========  ===========  ===========   ===========   ===========  ===========

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                              NINE MONTHS ENDED                   THREE MONTHS ENDED               YEAR ENDED
                                     ---------------------------------    --------------------------------     --------------
                                       SEPTEMBER 30       SEPTEMBER 30      SEPTEMBER 30      SEPTEMBER 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                     --------------     --------------    --------------    --------------     --------------
CASH FLOWS FOR OPERATING
ACTIVITIES
Loss for the period                        (57,450)          (148,670)          (14,652)          (89,134)          (155,685)

ADJUSTMENTS TO RECONCILE NET
 LOSS TO CASH PROVIDED BY
 (USED IN) OPERATING ACTIVITIES:
Depreciation and amortization               31,521             41,737             9,962            13,483             56,451
Cumulative effect of an
 accounting change, net                         --                550                --                --                550
Amortization of deferred
 compensation (including
 subsidiaries)                               2,378                364             1,189               190                 81
Loss on sale of property and
 equipment                                     431              4,048                59             1,373              3,936
Impairment of assets                         6,686                 --                --                --              1,525
Capital loss, net                            4,772              8,143                10            18,949              8,738
Other-- net (mainly deferred
  taxes)                                     6,899             (1,355)              249              (489)             6,039
Company's equity in results
 of investee companies                       1,627              1,926               280               470              3,055
Minority interest in net results
 of subsidiaries                           (12,810)             5,204            (4,417)            1,852              6,045
Decrease (increase) in short-term
 investments                                  (334)               716              (282)               44                852
Decrease in trade receivables
 (including non-current
 maturities of
 bank deposits and trade receivables)       66,816            104,645            18,214            48,528            112,056
Decrease (increase) in other
 receivables                                 1,854             23,443             1,741            (2,982)            30,170
Decrease (increase) in prepaid
expenses                                       (69)             4,466               774             2,245              4,501
Decrease (increase) in
 recoverable costs and estimated
 earnings-- not yet billed                  (1,319)            18,210               785             5,459             19,540
Decrease in inventories--
 including one-time write-off               25,322             99,378            13,422            42,697            113,056
Increase (decrease) in trade
payables                                     4,220            (38,449)            4,916            (6,938)           (35,217)
Increase (decrease) in other
 payables and accrued liabilities          (16,849)           (27,265)           (7,707)           (8,947)           (38,461)
Increase (decrease) in liability
for employee severance benefits, net         1,589             (1,809)           (1,051)           (1,002)            (2,081)
Decrease in other long-term
 liabilities                                (2,254)              (731)           (2,118)             (121)            (3,194)
Cumulative effect of an
accounting change of discontinued
operations                                      --             36,646                --                --             36,646
Impairment of long-lived assets
 relating to discontinued
operations                                      --             22,678                --             6,843             22,678
                                     --------------     --------------    --------------    --------------     --------------
NET CASH PROVIDED BY (USED IN)
 OPERATING ACTIVITIES                       63,030            153,875            21,374            32,520            191,281
                                     --------------     --------------    --------------    --------------     --------------

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                              NINE MONTHS ENDED                   THREE MONTHS ENDED               YEAR ENDED
                                     ---------------------------------    --------------------------------     --------------
                                       SEPTEMBER 30       SEPTEMBER 30      SEPTEMBER 30      SEPTEMBER 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                     --------------     --------------    --------------    --------------     --------------
CASH FLOWS FOR INVESTING
 ACTIVITIES
Decrease (increase) in
 short-term investments, net               (19,571)           (22,376)           (9,657)           22,594               (450)
Software development
 costs capitalized                          (8,719)           (10,097)           (2,855)           (3,616)           (12,935)
Investment in property,
 plant and equipment                        (7,025)            (9,281)           (3,505)           (3,099)           (11,759)
Proceeds from sale of
 property, plant and
 equipment                                     706                467               218                87                746
Purchase of technology                        (869)                --                --                --                 --
Acquisition of investee
 Companies                                    (203)            (2,534)             (113)             (560)            (2,584)
Long-term loan granted                          --             (5,010)               --            (1,789)            (6,227)
Proceeds from realization of
 shares at consolidated
 subsidiary and operation                       --             20,302                --                --             20,302
Acquisition of newly
 consolidated subsidiaries
 (see Note A)                                   --                 --                --                --                513
Investment in marketable
 Securities                                (49,809)                --          (43,442)                --                 --
Proceeds from realization
 of a subsidiary and operation
 (see Note B)                                9,100                 --                --                --            (10,003)
                                     --------------     --------------    --------------    --------------     --------------
NET CASH PROVIDED BY
 (USED IN) INVESTING ACTIVITIES            (76,390)           (28,529)          (59,354)           13,617            (22,397)
                                     --------------     --------------    --------------    --------------     --------------

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                              NINE MONTHS ENDED                   THREE MONTHS ENDED               YEAR ENDED
                                     ---------------------------------    --------------------------------     --------------
                                       SEPTEMBER 30       SEPTEMBER 30      SEPTEMBER 30      SEPTEMBER 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                     --------------     --------------    --------------    --------------     --------------
CASH FLOWS FOR
 FINANCING ACTIVITIES
Repayment of loans from
 banks                                    (100,000)           (76,667)               --           (13,334)           (90,000)
Increase (decrease) in
 short-term credit, net                    (70,012)                (8)               --                 6                (18)
Proceeds from share issuance                    --             49,680                --                --             49,680
Proceeds from share issuance
 to employees                                  712              1,554                57               496              1,976
Share issue expenses                            --               (646)               --                --               (646)
                                     --------------     --------------    --------------    --------------     --------------
NET CASH PROVIDED BY
 (USED IN) FINANCING ACTIVITIES           (169,300)           (26,087)               57           (12,832)           (39,008)
                                     --------------     --------------    --------------    --------------     --------------
Effect of change in
 exchange rate on cash                        (682)               744              (198)             (401)               581
                                     --------------     --------------    --------------    --------------     --------------
CHANGES IN CASH AND CASH
 EQUIVALENTS                              (183,342)           100,003           (38,121)           32,904            130,457
                                     --------------     --------------    --------------    --------------     --------------
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                    356,649            226,192           211,428           293,291            226,192
                                     --------------     --------------    --------------    --------------     --------------
CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                          173,307            326,195           173,307           326,195            356,649
                                     ==============     ==============    ==============    ==============     ==============

The accompanying notes are an integral part of these interim financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------
APPENDICES:

                                              NINE MONTHS ENDED                   THREE MONTHS ENDED               YEAR ENDED
                                     ---------------------------------    --------------------------------     --------------
                                       SEPTEMBER 30       SEPTEMBER 30      SEPTEMBER 30      SEPTEMBER 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                     --------------     --------------    --------------    --------------     --------------
                                        (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                     --------------     --------------    --------------    --------------     --------------
A.       ACQUISITION OF NEWLY SUBSIDIARIES

Current assets (other than
 cash)                                          --                 --                --                --             (1,795)
Property, plant, equipment
 and other assets, net                          --                 --                --                --               (171)
Goodwill                                        --                 --                --                --                 (3)
Investment in investee
 company                                        --                 --                --                --              2,482
                                     --------------     --------------    --------------    --------------     --------------
                                                --                 --                --                --                513
                                     ==============     ==============    ==============    ==============     ==============

B.        PROCEEDS FROM REALIZATION OF A SUBSIDIARY AND OPERATIONS

Current assets (other than
 cash)                                        (600)                --                --                --              9,600
Property, plant, equipment
 and other assets- net                         843                 --                --                --              6,742
Inventories                                  8,857                 --                --                --              3,263
Investments in investee
 companies                                      --                 --                --                --            (29,608)
                                     --------------     --------------    --------------    --------------     --------------
                                             9,100                 --                --                --            (10,003)
                                     ==============     ==============    ==============    ==============     ==============

C.       NON-CASH ACTIVITIES

Sale of fixed assets in return
 for shares in investee
 company                                     1,053                 --             1,053                --                 --
                                     ==============     ==============    ==============    ==============     ==============

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - FINANCIAL REPORTING PRINCIPLES AND ACCOUNTING POLICIES

         A.       GENERAL

         The interim financial statements are prepared in a condensed format, as at September 30, 2003 and for the nine and three-month periods then ended. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as at December 31, 2002 and the accompanying notes thereto.

         During 2002, the Company's Board of Directors decided to focus the Company's activities on its two core businesses, which are as follows:
         Broadband Access Division (formerly- Inovia) and Optical Network Division (formerly - Lightscape and Enavis).



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are not materially different than those applied in the preparation of the latest annual consolidated financial statements.


         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.


         C. Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. See also Note 8.



NOTE 3 - FINANCIAL STATEMENTS DENOMINATED IN U.S. DOLLARS

         The interim consolidated financial statements have been prepared in accordance with U.S. GAAP on the basis of historical cost convention and denominated in U.S. dollars.

         Note 10 include reconciliation from U.S. GAAP, on which the financial statements of the Company are based, to Israeli GAAP, on which the financial statements of the Company's major shareholders in Israel are based.

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SHAREHOLDERS' EQUITY

         A.       In  October  1995 the  Financial  Accounting  Standards  Board
                  (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

                  As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during the reporting period to be $ 1.7. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                                                                  OPTION           EXPECTED          RISK FREE
                                                                                    TERM         VOLATILITY      INTEREST RATE
                                                                           -------------      -------------      -------------
                  PERIOD OF GRANT                                                   TERM         VOLATILITY      INTEREST RATE
                  ---------------                                          -------------      -------------      -------------
                  Nine months ended September 30, 2003                                5                 70                  1%
                  Nine months ended September 30, 2002                                5                 95                  2%
                  Three months ended September 30, 2003                               5                 70                  1%
                  Three months ended September 30, 2002                               5                 95                  2%
                  Year ended December 31, 2002                                        5                105                1.5%

         B. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net loss and net loss per share would have been as follows:

                                                     NINE MONTHS ENDED                  THREE MONTHS ENDED         YEAR ENDED
                                       -------------------------------      ------------------------------     --------------
                                       SEPTEMBER 30       SEPTEMBER 30      SEPTEMBER 30      SEPTEMBER 30        DECEMBER 31
                                               2003               2002              2003              2002               2002
                                       ------------       ------------      ------------      ------------        -----------
         Net loss ($ in thousands)
          as reported                      (57,450)          (148,670)          (14,652)          (89,134)          (155,685)
         Deduct: Total stock
          based employee
          compensation
         Expenses
          determined
          under fair value
          based method for all
          awards, net of
          related tax effects              (23,029)           (47,951)           (4,593)          (15,500)           (59,644)
         Pro forma net loss                (80,479)          (196,621)          (19,245)         (104,634)          (215,329)

         Basic and diluted
          loss per share ($)
          as reported                        (0.53)             (1.42)            (0.14)            (0.83)             (1.48)
         Pro forma                           (0.75)             (1.87)            (0.18)            (0.98)             (2.04)

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 5 - LIENS ON ASSETS

         The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel), on certain rights (shares in companies held by the Company ) and by an unlimited "negative pledge" on the Company's assets. As a condition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company was obligated to maintain certain financial ratios, such as an equity ratio, capital to assets ratio, current ratio and a certain ratio of operating income. According to a facility agreement with the lending banks, the Company was to have maintained these ratios since the third quarter of 2001. Commencing from October 1, 2002 until the first quarter of 2003, the Company was not in compliance with some of the financial ratios and, therefore, the loans starting from the third quarter of 2002 until the first quarter of 2003 were classified as current loans.

         During the reporting period, the Company signed a letter agreement which amended the aforementioned facility agreement. Under the letter agreement, the Company repaid an amount of approximately $ 78 million in respect of the long-term loan and fully paid of $45 million of the short-term loan. In addition, the Company is to maintain certain financial ratios, inter alia, tangible equity to total liabilities, current ratio and, starting 2004, certain ratios of operating income. Accordingly, the loan starting from the second quarter of 2003 is classified as long-term.



NOTE 6 - MATERIAL TRANSACTIONS IN THE CURRENT PERIOD

         A.       SHAREHOLDERS' EQUITY

         On February 11, 2003 the Company granted to its employees and managers 879,228 share options at an exercise price of $1.75 per share. The options vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters.

         In February 2003 the Company granted 300,000 share options to a company of which one of its directors shares control at an exercise price of $
         2.21 per share. Half of the options vested immediately and the balance will vest in February 2004.

         In February 2003, the Company granted an aggregate 130,000 share options to two directors at an exercise price of $ 1.99 per share. 30,000 of these options will be fully vested in August 2004, and one third of the remaining 100,000 options will be vested, respectively, in January 2004, January 2005 and January 2006.

         On April 10, 2003, the Company granted to its employees and managers 746,831 share options at an exercise price of 1.78 per share, which constituted the market price of the share on the date the options were granted. The options will be vested as follows: 12.5% after half a year and 6.25% during 14 consecutive quarters thereafter. In addition, the Company granted to its employees and managers 3,095,600 share options at an exercise price of $0 per share. The share option will be vested as follows: 68.75% after one year and 6.25% during five consecutive quarters thereafter.

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6 - MATERIAL TRANSACTIONS IN THE CURRENT PERIOD (CONT'D)

         A.       SHAREHOLDERS' EQUITY (CONT'D)

         During the first quarter of 2003, the Company agreed to grant employees of certain segments the right to exchange their option warrants, convertible into shares in certain subsidiaries, for others, convertible into shares of the Company according to a certain ratio, on a date at least six months after conversion date. Accordingly, on September 10, 2003, the Company granted to its employees and managers 5,109,982 share options at an exercise price of $ 3.24 per share. In most instances, these options were exercisable as to 50% from the date they were granted and as to additional 6.25% on the last day of each of the next eight consecutive quarters, beginning on September 30, 2003. In addition, the Company granted certain persons who had agreed to the exchange but left the employ of the Company since the conversion date 132,413 share options at an exercise price of $ 3.24 per share. The options vested immediately and are exercisable for one year thereafter. None of the above share options (other than those granted at an exercise of $0 per share) were granted at exercise prices below of the market price on the date of the grant. During the reporting period, 18,125 options were exercised.

         B.       SALE OF LONG-TERM NOTES

         In the reported period, the Company sold long-term notes of customers in the amount of $ 12,535 thousand to a bank.

         C.       RESTRUCTURING EXPENSES

         As part of the Company's Board of Directors' decision to focus on its two core activities, the Company recorded $ 6.5 million in reorganization expenses associated largely with the integration of the Lightscape Optical Networks Division and Enavis into the Optical Networks Division, mainly termination benefit.

         D.       LONG-TERM CUSTOMER DEBT

         During the reporting period, the Company included a provision for a doubtful debt in the amount of $6.6 million with respect to a specific long-term customer debt. The provision reflects the expected outcome of advanced discussions with the customer. These discussions include revised and extended repayment terms.
         Furthermore, an associated $ 3.4 million charge recorded in other expenses for decline in the value of the Company's investment in convertible notes of the customer's parent company.

         E.       IMPAIRMENT OF ASSETS

         During the second quarter of 2003, the Company recorded $6.7 million associated mainly with ECtel, a consolidated company, write-down of goodwill from its Net-Eye acquisition in October 2001.

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 - LEGAL PROCEEDINGS

         The Company is in dispute with a subcontractor regarding certain financial terms of a supply agreement as described in Note 11H4 of the annual financial statements as at December 31, 2002. The dispute was referred to an arbitrator in April 2003 and the subcontractor submitted a claim in the amount of $ 25.1 million and VAT in the amount of $ 4.5 million.

         The Company rejected the allegations made against it and already filed its defense statement. The Company also filed a claim against the subcontractor in the amount of at least $ 42.4 million and VAT in the amount of $ 7.6 million.

         In the opinion of Management, the arbitrator's decision will not have any negative material effect on the Company's financial position and\or the results of its operations.


NOTE 8 - DISCONTINUANCE OF INNOWAVE SEGMENT OPERATION

         During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the InnoWave segment, which specializes in development of solutions for broad and wireless access to communications networks. In April 2003, the Company signed an agreement with Alvarion and completed the sale of the InnoWave operations.

         The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI at closing. In addition, Alvarion granted warrants to purchase 200,000 Alvarion shares over a period of five years at an exercise price of $ 3 per share (of which, warrants to purchase 50,000 were to be transferred to certain key InnoWave employees being transferred to Alvarion).

         The assets and liabilities which relate to the discontinued operations are presented in separate categories in the current assets and current liabilities sections, respectively. A loss from discontinued operations is presented in the statement of income after the loss from continuing operations.

         Set forth below is detail of the assets and liabilities of the discontinued activities on September 30, 2003:

                                                                             NINE MONTHS       NINE MONTHS
                                                                                   ENDED             ENDED         YEAR ENDED
                                                                            SEPTEMBER 30      SEPTEMBER 30        DECEMBER 31
                                                                                    2003              2002               2002
                                                                        ----------------  ----------------   ----------------
                                                                             (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                                                        ----------------  ----------------   ----------------
         Assets relating to discontinued operations                     US$ IN THOUSANDS  US$ IN THOUSANDS   US$ IN THOUSANDS
         ------------------------------------------                     ----------------  ----------------   ----------------
         Trade and other receivables                                                 --            12,554              8,883
         Inventory                                                                   --             9,189              8,798
         Long-term receivables                                                       --             3,349              2,234
         Property, plant and equipment                                               --               808                733
                                                                        ----------------  ----------------   ----------------
                                                                                     --            25,900             20,648
                                                                        ================  ================   ================

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - DISCONTINUANCE OF INNOWAVE SEGMENT OPERATION (CONT'D)

                                                                             NINE MONTHS       NINE MONTHS
                                                                                   ENDED             ENDED         YEAR ENDED
                                                                            SEPTEMBER 30      SEPTEMBER 30        DECEMBER 31
                                                                                    2003              2002               2002
                                                                        ----------------  ----------------   ----------------
                                                                             (UNAUDITED)       (UNAUDITED)          (AUDITED)
                                                                        ----------------  ----------------   ----------------
         Liabilities relating to discontinued operations                US$ IN THOUSANDS  US$ IN THOUSANDS   US$ IN THOUSANDS
         -----------------------------------------------                ----------------  ----------------   ----------------
         Trade payables                                                              --             3,821              2,699
         Other payables                                                              --            13,579              9,449
                                                                        ----------------  ----------------   ----------------
                                                                                     --            17,400             12,148
                                                                        ================  ================   ================

         Set forth below are the results of operations of the discontinued segment
         -------------------------------------------------------------------------

                                              NINE MONTHS ENDED                   THREE MONTHS ENDED               YEAR ENDED
                                     ---------------------------------    --------------------------------     --------------
                                                SEPTEMBER 30                         SEPTEMBER 30                 DECEMBER 31
                                           2003               2002              2003             2002                2002
                                       (UNAUDITED)        (UNAUDITED)        (UNAUDITED)      (UNAUDITED)         (UNAUDITED)
                                      US$ THOUSANDS      US$ THOUSANDS      US$ THOUSANDS    US$ THOUSANDS      US$ THOUSANDS
                                     --------------     --------------    ---------------   --------------      -------------
         Segment revenues                    3,441             39,849                --             6,379             46,637
         Segment operating
          expenses                          (5,965)           (78,301)               --           (28,945)           (87,407)
         Cumulative effect
          of an accounting
          change, net                           --            (36,646)               --                --            (36,646)
                                     --------------     --------------    ---------------   --------------      -------------
         Results of segment
          activities                        (2,524)           (75,098)               --           (22,566)           (77,416)
                                     ==============     ==============    ===============   ==============      =============

NOTE 9 - SEGMENT REPORTS

         1.       SEGMENT ACTIVITIES DISCLOSURE:

         Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L).

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - SEGMENT REPORTS (CONT'D)

         2.       OPERATIONAL SEGMENT DISCLOSURE:

         The following financial information is the information that management uses for analyzing the business results. The figures are presented as a consolidated basis and reflect its presentation to the management.

                                                              NINE MONTHS ENDED SEPTEMBER 30, 2003
                                   ----------------------------------------------------------------------------------------------
                                   OPTICAL NETWORKS   BROADBAND ACCESS               ECTEL               OTHER       CONSOLIDATED
                                     $ IN THOUSANDS     $ IN THOUSANDS      $ IN THOUSANDS      $ IN THOUSANDS     $ IN THOUSANDS
                                   ----------------   ----------------    ----------------    ----------------   ----------------
         Revenues                          129,066            135,690            35,338            24,752            324,846
                                   ================   ================    ================    ================   ================
         Operating profit
          (loss)                           (28,490)            12,065           (29,073)          (13,503)           (59,001)
                                   ================   ================    ================    ================   ================


                                                              NINE MONTHS ENDED SEPTEMBER 30, 2002
                                   ----------------------------------------------------------------------------------------------
                                   OPTICAL NETWORKS   BROADBAND ACCESS             ECTEL             OTHER       CONSOLIDATED
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                   ----------------   ----------------    ----------------    ----------------   ----------------
         Revenues                          181,565            189,759            71,636            54,048            497,008
                                   ================   ================    ================    ================   ================
         Operating profit
          (loss)                           (20,941)             2,809            12,903           (44,578)           (49,807)
                                   ================   ================    ================    ================   ================


                                                             THREE MONTHS ENDED SEPTEMBER 30, 2003
                                   ----------------------------------------------------------------------------------------------
                                   OPTICAL NETWORKS   BROADBAND ACCESS             ECTEL             OTHER       CONSOLIDATED
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                   ----------------   ----------------    ----------------    ----------------   ----------------
         Revenues                           47,015             40,307            10,034             7,207            104,563
                                   ================   ================    ================    ================   ================
         Operating profit
          (loss)                            (6,767)             2,301           (11,399)           (3,205)           (19,070)
                                   ================   ================    ================    ================   ================

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - SEGMENT REPORTS (CONT'D)

         2.       OPERATIONAL SEGMENT DISCLOSURE: (CONT'D)

                                                             THREE MONTHS ENDED SEPTEMBER 30, 2002
                                   ----------------------------------------------------------------------------------------------
                                   OPTICAL NETWORKS   BROADBAND ACCESS             ECTEL             OTHER       CONSOLIDATED
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                   ----------------   ----------------    ----------------    ----------------   ----------------
         Revenues                           57,457             49,616            24,312            16,075            147,460
                                   ================   ================    ================    ================   ================
         Operating profit
          (loss)                           (13,222)               636             4,597           (33,985)           (41,974)
                                   ================   ================    ================    ================   ================


                                                                  YEAR ENDED DECEMBER 31, 2002
                                   ----------------------------------------------------------------------------------------------
                                   OPTICAL NETWORKS   BROADBAND ACCESS             ECTEL             OTHER       CONSOLIDATED
                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                   ----------------   ----------------    ----------------    ----------------   ----------------
         Revenues                          233,218            241,807            95,777            75,409            646,211
                                   ================   ================    ================    ================   ================
         Operating profit
          (loss)                           (29,536)             4,653            17,208           (45,024)           (52,699)
                                   ================   ================    ================    ================   ================

         The segment information for earlier periods, including interim periods, is restated to reflect the change in the structure of the Company's internal organization.



NOTE 10 - MATERIAL DIFFERENCES BETWEEN U.S. AND ISRAELI GAAP

         The material differences between measurements according to U.S. and Israeli GAAP, applicable to these financial statements, are as follows:

         A. According to U.S. GAAP, marketable securities defined as available-for-sale securities are stated at market value. Any changes in their value is shown separately in shareholders' equity except in cases were there is a decrease in the value thereof, which is not of a temporary nature. According to Israeli GAAP, securities which meet the definition of 'current investments' are stated at market value and any changes in their value are shown in the income statement. Quoted securities which do not meet the definition, are shown at cost unless there is a decrease in the value thereof, which is not of a temporary nature.

                                                                ECI Telecom Ltd.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10 - MATERIAL DIFFERENCES BETWEEN U.S. AND ISRAELI GAAP (CONT'D)

         B. According to U.S. GAAP, no deferred taxes are recorded on adjustments arising from the difference between the rate of change of the C.P.I. (the base on which income taxes are calculated) and the rate of change in the dollar - shekel exchange rate. According to Israeli GAAP, deferred taxes are recorded on such adjustments.

         C. Commencing January 1, 2001, the Company has adopted Standard No. 133 - "Accounting for derivative Instruments and Hedging Activities".

                  The Standard requires calculation and classification of all derivative financial instruments in the balance sheet as assets or liabilities and measurement thereof based on fair value. Changes in the fair value of derivative financial instruments are recorded in the statement of operations or the comprehensive income statement in accordance with the designation of the use of the instrument. Pursuant to the accounting principles in Israel, the results of derivative financial instruments, which are defined as "hedging" items, are recorded in correspondence with the recording of the hedged item in the financial statements based on the change in the currency rates of exchange during the reported period.

         D. In July 2001, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". FAS No. 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill.

                  Standard No. 142 cancels the periodic amortization of goodwill and provides that the value of goodwill should be examined at least once a year or when circumstances indicate that there has been a decline in its value. When the circumstances require the recording of an impairment in the value of the goodwill, the loss will be presented as a separate item in the statement of operations in the framework of operating earnings but upon the initial implementation of the standard the decline in the value of the goodwill will be presented as a change in accounting policy. Standard No. 141 was applied in the third quarter of 2001 and the Company applied Standard No. 142 in the first quarter of 2002.

         E. In the fourth quarter of 2000, Staff Accounting Bulletin SAB No. 101, "Revenue Recognition in Financial Statements" (hereinafter - "SAB 101"), came into effect, which deals with revenue recognition policies in financial statements. The changes resulting from SAB 101 primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. Since SAB 101 only took effect in the fourth quarter of 2000, after the publication of the interim financial statements of the first three quarters, its instructions should be applied retroactively as from the beginning of 2000 and the results for the first three quarters should be restated.

                  According to Israeli GAAP, the new guidelines may only be adopted from the beginning of the first period for which financial statements have not yet been drawn up and published
                  - i.e. the fourth quarter of 2000, without amending or restating data previously published and if, in the opinion of management, the revenue recognition policies determined in SAB 101 are appropriate to the economic and business environment in which the Company operates.

The effects on the financial statements are as follows:

A.       CONSOLIDATED STATEMENTS OF INCOME

                                       NINE MONTHS ENDED SEPTEMBER 30, 2003            NINE MONTHS ENDED SEPTEMBER 30, 2002
                                 ------------------------------------------     -------------------------------------------
                                                               ACCORDING TO                                    ACCORDING TO
                                 AS REPORTED     ADJUSTMENTS   ISRAELI GAAP     AS REPORTED     ADJUSTMENTS    ISRAELI GAAP
                                 -----------     -----------   ------------     -----------     -----------    ------------
                                 $ THOUSANDS     $ THOUSANDS    $ THOUSANDS     $ THOUSANDS     $ THOUSANDS     $ THOUSANDS
                                 -----------     -----------    -----------     -----------     -----------     -----------
                                 (UNAUDITED)     (UNAUDITED)    (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
                                 -----------     -----------    -----------     -----------     -----------     -----------
Revenues                            324,846          (6,515)       318,331         497,008          (3,867)        493,141
Cost of revenues                    198,893          (1,015)       197,878         313,047          (1,055)        311,992
Selling and marketing
 expenses                            67,551              --         67,551          85,502             (77)         85,425
Amortization of
 acquisition valued
 intangible assets                    1,503           1,211          2,714           1,320           1,361           2,681
Impairment of assets                  6,686          (2,450)         4,236              --             533             533
Financial expenses                    6,066              --          6,066          16,038             251          16,289
Financial income                     (5,349)            448         (4,901)        (21,217)          2,078         (19,139)
Taxes on income                      (1,516)           (257)        (1,773)         (8,659)            417          (8,242)
Cumulative effect of an
 accounting change, net                  --              --             --            (550)            550              --
Discontinued operations              (2,524)             --         (2,524)        (75,098)           (570)        (75,668)

Net loss                            (57,450)         (4,966)       (62,416)       (148,670)         (6,561)       (155,231)

                                                YEAR ENDED DECEMBER 31, 2002
                                 -------------------------------------------
                                                                ACCORDING TO
                                 AS REPORTED     ADJUSTMENTS    ISRAELI GAAP
                                 -----------     -----------    ------------
                                 $ THOUSANDS     $ THOUSANDS     $ THOUSANDS
                                 -----------     -----------    ------------
                                   (AUDITED)       (AUDITED)       (AUDITED)
                                 -----------     -----------    ------------
Revenues                            646,211          (4,271)        641,940
Cost of revenues                    395,231          (2,646)        392,585
Selling and marketing
 expenses                           115,241             (77)        115,164
Amortization of
 acquisition valued
 intangible assets                    1,760           1,809           3,569
Impairment of assets                  1,525             533           2,058
Financial expenses                   18,375              --          18,375
Financial income                    (24,564)          3,632         (20,932)
Taxes on income                      (8,812)            645          (8,167)
Cumulative effect of an
 accounting change, net                (550)            550              --
Discontinued operations             (77,416)           (570)        (77,986)

Net loss                           (155,685)         (6,897)       (162,582)

         A.       CONSOLIDATED STATEMENTS OF INCOME (CONT'D)

                                                                           THREE MONTHS ENDED SEPTEMBER 30, 2003
                                                                     -------------------------------------------
                                                                                                    ACCORDING TO
                                                                     AS REPORTED      ADJUSTMENT    ISRAELI GAAP
                                                                     -----------     -----------    ------------
                                                                     $ THOUSANDS     $ THOUSANDS     $ THOUSANDS
                                                                     -----------     -----------    ------------
                                                                     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
                                                                     -----------     -----------    ------------
         Revenues                                                       104,563            (620)        103,943

         Cost of revenues                                                64,557            (210)         64,347

         Selling and marketing expenses                                  23,232              --          23,232

         Amortization of acquisition valued intangible assets               270             347             617

         Impairment of assets                                                --              --              --

         Financial expenses                                               1,146              --           1,146

         Financial (income) expenses                                     (1,728)          2,104             376

         Taxes on income                                                   (427)           (220)           (647)

         Discontinued operations                                             --              --              --

         Net loss                                                       (14,652)         (3,081)        (17,733)


                                                                           THREE MONTHS ENDED SEPTEMBER 30, 2002
                                                                     -------------------------------------------
                                                                                                    ACCORDING TO
                                                                     AS REPORTED      ADJUSTMENT    ISRAELI GAAP
                                                                     -----------     -----------    ------------
                                                                     $ THOUSANDS     $ THOUSANDS     $ THOUSANDS
                                                                     -----------     -----------    ------------
                                                                       (AUDITED)       (AUDITED)       (AUDITED)
                                                                     -----------     -----------    ------------
         Revenues                                                       147,460          (2,076)        145,384

         Cost of revenues                                                95,012            (638)         94,374

         Selling and marketing expenses                                  26,841              --          26,841

         Amortization of acquisition valued intangible assets               440             448             888

         Impairment of assets

         Financial expenses                                               5,484             120           5,604

         Financial (income) expenses                                     (6,596)              6          (6,590)

         Taxes on income                                                 (1,997)            (44)         (2,041)

         Discontinued operations                                        (22,566)             --         (22,566)

         Net loss                                                       (89,134)         (2,056)        (91,190)

B.       CONSOLIDATED ITEMS OF BALANCE SHEETS

                                                         SEPTEMBER 30, 2003                              SEPTEMBER 30, 2002
                                 ------------------------------------------     -------------------------------------------
                                                               ACCORDING TO                                    ACCORDING TO
                                 AS REPORTED     ADJUSTMENTS   ISRAELI GAAP     AS REPORTED     ADJUSTMENTS    ISRAELI GAAP
                                 -----------     -----------   ------------     -----------     -----------    ------------
                                 $ THOUSANDS     $ THOUSANDS    $ THOUSANDS     $ THOUSANDS     $ THOUSANDS     $ THOUSANDS
                                 -----------     -----------   ------------     -----------     -----------    ------------
                                 (UNAUDITED)     (UNAUDITED)    (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
                                 -----------     -----------   ------------     -----------     -----------    ------------
Trade receivables                   158,882             615        159,497         225,769           7,534         233,303
Inventories                         122,152            (212)       121,940         167,730          (2,818)        164,912
Other assets, goodwill
 and other intangible
 assets                              20,210           1,675         21,885       (*)51,625             913          52,538
Accumulated other
 comprehensive loss                  (2,280)          2,280              -               -               -               -
Shareholders' equity                591,593           2,078        593,671         654,336           5,629         659,965

                                                           DECEMBER 31, 2002
                                 -------------------------------------------
                                                                ACCORDING TO
                                 AS REPORTED     ADJUSTMENTS    ISRAELI GAAP
                                 -----------     -----------    ------------
                                 $ THOUSANDS     $ THOUSANDS     $ THOUSANDS
                                 -----------     -----------    ------------
                                   (AUDITED)       (AUDITED)       (AUDITED)
                                 -----------     -----------    ------------
Trade receivables                   207,315           7,130         214,445
Inventories                         149,747          (1,227)        148,520
Other assets, goodwill
 and other intangible
 assets                              37,840             693          38,533
Accumulated other
 comprehensive loss                  (1,832)          1,832               -
Shareholders' equity                646,400           6,596         652,996

(*)  Reclassified